2011 — 01

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
January 25, 2010

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     ☑          Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐          No     ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises copy of the Quarterly Report of the Philips Group for the three months ended December 31, 2010.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 25th day of January 2011.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ E.P. Coutinho
(General Secretary)

Quarterly report
Q4 2010
Philips reports fourth-quarter net income of EUR 465 million, EBITA of EUR 873 million and sales of EUR 7.4 billion
•	Net income of EUR 465 million, an increase of EUR 205 million compared to Q4 2009

•	EBITA of EUR 873 million at 11.8% of sales in the quarter

•	Nominal sales of EUR 7.4 billion, 2% higher year-on-year

•	Comparable sales declined 4%, primarily reflecting weak consumer demand in Western Europe

•	Emerging market sales increased from 31% to 33% of Group sales

•	Strong cash flow of EUR 1.3 billion

•	Proposed dividend increased to EUR 0.75 per share
“We finished a strong 2010 on a stable note with fourth-quarter EBITA of EUR 873 million, or 11.8 % of sales, bringing EBITA for the full year to a record 10%.
Revenue for the quarter came in at EUR 7.4 billion, a nominal increase of 2%. Comparable sales however declined by 4%, impacted by a weak Television market, negative consumer sentiment in developed markets and inventory management in the trade which resulted in a particularly slow December. Revenue in all three sectors was also negatively affected by fewer working days in the Philips reporting calendar.
On the positive side, we continued to see good mid-single-digit comparable sales growth at Home Healthcare Solutions and Patient Care & Clinical Informatics in Healthcare. Additionally, Healthcare orders grew 3% in the quarter, allowing order intake to grow 9% for the year, providing an excellent basis for sales growth in 2011. In Consumer Lifestyle, Personal Care and Health & Wellness posted strong high-single-digit growth. And in Lighting, Lumileds and LED-based lighting products and solutions continued their high double-digit growth rate.
For the full-year, sales, having rebounded strongly in the first half of the year, came in at EUR 25.4 billion, a 10% nominal increase from 2009. On a comparable basis, that represents growth of almost 4.5% for the year.
2010 was an eventful and overall positive year for Philips. We rebounded strongly from the economic downturn caused by the financial crisis. Within the constraints of an economy that remained weak, with fragile consumer confidence in most mature markets, we successfully implemented a major part of our Vision 2010 roadmap. Television profitability, however, remained a major issue that we are committed to resolve. We continued to strengthen our business portfolio and achieved an adjusted EBITA margin of 10.5%, significantly exceeding the target we had set ourselves three years ago. With that we set the stage for a successful future as outlined by our Vision 2015 program. Last but not least, we started to prepare for a seamless transition to a new leadership team.
Philips has undergone a profound transformation over the last decade. We are now a company with a clear focus, a customer-centric approach, a strong brand and a simpler structure. We are a global leader in important markets that are essential for tomorrow’s world. We are a new Philips and we are ready for an even better future.”
Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the sections “Looking ahead” and “Outlook”. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.
These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2009 and the “Risk and uncertainties” section in our semi-annual financial report for the six months ended July 4, 2010.
Third-party market share data
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2009.
Use of fair-value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices do not exist, we estimated the fair values using appropriate valuation models, and when observable market data are not available, we used unobservable inputs. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2009 financial statements. Independent valuations may have been obtained to support management’s determination of fair values.
All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with IFRS, unless otherwise stated. This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act ‘Wet op het Financieel Toezicht’.
Gerard Kleisterlee, President and CEO of Royal Philips Electronics

Philips Group
Net income
in millions of euros unless otherwise stated

	Q4	Q4
	2009	2010

Sales	7,263	7,392
EBITA	662	873
as a % of sales	9.1	11.8
EBIT	555	755
as a % of sales	7.6	10.2
Financial income and expenses	(78)	(63)
Income taxes	(230)	(224)
Results investments in associates	13	(3)
Net income	260	465

Net income — shareholders per common share (in euros) — basic	0.27	0.49
Sales by sector
in millions of euros unless otherwise stated

	Q4	Q4	% change
	2009	2010	nominal	comparable

Healthcare	2,405	2,642	10	2
Consumer Lifestyle	2,903	2,687	(7)	(11)
Lighting	1,846	1,975	7	—
GM&S	109	88	(19)	(20)

Philips Group	7,263	7,392	2	(4)
Net income
•	Net income of EUR 465 million was driven by an improvement in operating earnings and lower charges compared to Q4 2009.

•	EBITA increased by EUR 211 million year-on-year to 11.8% of sales, driven by higher operating earnings and EUR 180 million lower restructuring and acquisition-related charges. EBITA included a favorable effect of EUR 83 million from a release of pension provisions. Excluding these items, EBITA amounted to 11.4% of sales.

•	Financial income and expenses decreased due to lower net interest expenses.

•	Despite higher taxable earnings, tax charges were relatively lower compared to Q4 2009, resulting in an effective tax rate of 32% in the quarter.
Sales by sector
•	Group nominal sales increased by 2%, driven by a 6% positive currency impact. Sales amounted to EUR 7,392 million and were 4% lower than in Q4 2009 on a comparable basis. Compared to 2009, sales in the quarter were adversely affected by there having been 3 fewer business days in the Philips calendar. This impacted all our businesses, in particular Consumer Lifestyle and the consumer businesses of Lighting as well as our service business in Healthcare.

•	Healthcare comparable sales increased by 2%, as high single-digit growth in emerging markets was tempered by flat sales in mature markets. A sales decline at Imaging Systems was more than offset by growth in other businesses, primarily Home Healthcare Solutions.

•	Consumer Lifestyle reported an 11% comparable decline, which was mainly attributable to sales declines in mature markets, partly offset by high single-digit growth in emerging markets. Excluding Television, the comparable sales decline was 6%. Growth was recorded at Health & Wellness and Personal Care, while comparable sales in other businesses declined.

•	Lighting comparable sales were in line with Q4 2009; robust sales growth in LED and Lighting Systems & Controls was offset by a sales decline in our consumer businesses. From a geographic perspective, sales growth in North America and emerging markets, India in particular, was offset by a sales decline in Western Europe.
2   Quarterly report

Sales per market cluster
in millions of euros unless otherwise stated

	Q41)	Q4	% change
	2009	2010	nominal	comparable

Western Europe	2,804	2,540	(9)	(10)
North America	1,802	1,978	10	1
Other mature markets	421	462	10	(4)

Total mature markets	5,027	4,980	(1)	(5)
Emerging markets	2,236	2,412	8	(1)

Philips Group	7,263	7,392	2	(4)

1)	Revised to reflect an adjusted market cluster allocation
Sales per market cluster
•	In the mature markets, improved business conditions in North America were more than offset by sales declines in Western Europe, primarily attributable to Consumer Lifestyle. Emerging markets saw a 1% comparable decline, as sales declined in key emerging markets, primarily attributable to operational issues in Brazil. Excluding Brazil, sales in emerging markets grew by 7%.
Quarterly report   3

EBITA
in millions of euros

	Q4	Q4
	2009	2010

Healthcare	452	522
Consumer Lifestyle	266	151
Lighting	82	198
Group Management & Services	(138)	2

Philips Group	662	873
EBITA
as a % of sales

	Q4	Q4
	2009	2010

Healthcare	18.8	19.8
Consumer Lifestyle	9.2	5.6
Lighting	4.4	10.0
Group Management & Services	(126.6)	2.3

Philips Group	9.1	11.8
Restructuring and acquisition-related charges
in millions of euros

	Q4	Q4
	2009	2010

Healthcare	(27)	4
Consumer Lifestyle	(64)	(15)
Lighting	(103)	(34)
Group Management & Services	(36)	(5)

Philips Group	(230)	(50)
EBIT
in millions of euros unless otherwise stated

	Q4	Q4
	2009	2010

Healthcare	392	459
Consumer Lifestyle	260	137
Lighting	41	156
Group Management & Services	(138)	3

Philips Group	555	755
as a % of sales	7.6	10.2
Earnings
•	EBITA was EUR 211 million above Q4 2009, mainly driven by higher earnings at GM&S and Lighting and a EUR 180 million decline in restructuring and acquisition-related charges. EBITA included the favorable impact of a EUR 83 million release of pension provisions. In Q4 2009 EBITA included a EUR 44 million release of a postretirement benefit provision. Adjusted for these items, EBITA as a percentage of sales declined slightly from 12.3% in Q4 2009 to 11.4%.

•	Healthcare EBITA increased by EUR 70 million, driven by higher earnings across most businesses, notably Customer Services and Patient Care & Clinical Informatics. Adjusted for restructuring and acquisition-related charges, EBITA improved by EUR 39 million to 19.6% of sales.

•	Consumer Lifestyle EBITA declined EUR 115 million, mainly due to lower earnings at Television Licenses, partly offset by improved results at Domestic Appliances and Accessories. Adjusted for restructuring and acquisition-related charges, EBITA amounted to EUR 166 million, or 6.2% of sales.

•	Lighting EBITA increased by EUR 116 million, mainly driven by higher operating earnings at Lamps and Lumileds, as well as lower restructuring and acquisition-related charges. Adjusted for restructuring and acquisition-related charges, EBITA was EUR 47 million above the level of Q4 2009, up to 11.7% of sales.

•	GM&S EBITA improved by EUR 140 million compared to Q4 2009, reflecting the effect of lower restructuring costs in Q4 2010 coupled with the favorable effect of a release of pension provisions in Q4 2010.
4   Quarterly report

Financial income and expenses
in millions of euros

	Q4	Q4
	2009	2010

Net interest expenses	(71)	(49)
Other	(7)	(14)

	(78)	(63)
Cash balance
in millions of euros

	Q4	Q4
	2009	2010

Beginning cash balance	3,734	4,385
Free cash flow	726	1,336
Net cash flow from operating activities	935	1,558
Net capital expenditures	(209)	(222)
Divestments (acquisitions) of businesses	52	(155)
Other cash flow from investing activities	19	95
Treasury shares transactions	8	9
Changes in debt/other	(153)	163

Ending cash balance	4,386	5,833
Cash flows from operating activities
in millions of euros
Gross capital expenditure 1)
in millions of euros

1)	Capital expenditures on property, plant and equipment only
Financial income and expenses
•	Financial expenses were EUR 15 million lower than in Q4 2009, mainly due to EUR 22 million lower net interest expenses.
Cash balance
•	The Group cash balance increased by EUR 1,448 million in the quarter to EUR 5,833 million, mainly as a result of strong free cash flow and EUR 74 million of proceeds from redemption of the CBay convertible bond, partly offset by payments for acquisitions.
•	In Q4 2009, the Group cash balance increased by EUR 652 million to EUR 4,386 million, mainly as a result of EUR 726 million free cash inflow.
Cash flows from operating activities
•	Operating activities led to a cash inflow of EUR 1,558 million, which was EUR 623 million higher than in Q4 2009, driven by higher cash earnings and lower outflows from provisions, as well as last year’s payment of the asbestos settlement.
Gross capital expenditure
•	Gross capital expenditures on property, plant, and equipment were EUR 25 million higher than in Q4 2009, mainly due to higher investment in LED equipment at Lighting.
Quarterly report     5

Inventories
as a % of moving annual total sales
Net debt and group equity (cash)
in billions of euros
Number of employees
in FTEs
Inventories
•	Inventories as a % of sales were 1.2 percentage points lower than in Q3 2010. Inventory value at the end of Q4 2010 was EUR 3.9 billion, a decline of EUR 291 million, mainly attributable to Consumer Lifestlyle and Healthcare.

•	Inventories as a % of sales increased by 2.6 percentage points compared to Q4 2009, of which around 20% was currency-related.
Net debt and group equity
•	At the end of Q4 2010, Philips had a net cash position of EUR 1.2 billion, compared to a net cash position EUR 119 million at the end of Q4 2009 and a net position of EUR 80 million at the end of Q3 2010. The movement during the quarter was largely driven by EUR 1.3 billion of free cash inflow.
•	Group equity decreased in the quarter to EUR 15.1 billion, as higher net income was offset by a EUR 1.4 billion decrease in prepaid pension assets.
Employees
•	The number of employees increased by 1,377, largely attributable to Lighting and Healthcare, partly offset by Consumer Lifestyle.
•	Compared to Q4 2009, the number of employees increased by 3,077, driven by higher headcount in emerging markets, primarily at Lighting and Healthcare, partly offset by lower headcount at Consumer Lifestyle.
6   Quarterly report

Healthcare
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2009	2010

Sales	2,405	2,642
Sales growth
% nominal	(6)	10
% comparable	(1)	2
EBITA	452	522
as a % of sales	18.8	19.8
EBIT	392	459
as a % of sales	16.3	17.4
Net operating capital (NOC)	8,434	8,908
Number of employees (FTEs)	34,296	35,479
Sales
in millions of euros
EBITA
Business highlights
•	Philips and leading Russian medical equipment manufacturer Electron announced the completion of Russia’s first installation of a domestically made Computed Tomography (CT) scanner at the Hospital of War Veterans in St. Petersburg.

•	At the annual Radiological Society of North America (RSNA) meeting in Chicago, Philips unveiled “Imaging 2.0”, a concept of integration of technology, clinician and patient. Imaging 2.0 is fueled by eight breakthrough innovations in imaging, proving Philips’ leadership in radiology.

•	Philips extended its patient monitoring portfolio within the hospital with the introduction of IntelliVue Guardian Solutions, a comprehensive range of monitoring solutions designed specifically for hospital-based general care settings.

•	Philips signed a 10-year contract as system integrator with the Rijnstate hospital in The Netherlands, for the delivery and maintenance of imaging equipment for all their radiology and nuclear medicine departments.
Financial performance
•	Currency-comparable equipment order intake increased by 3% year-on-year, with notable improvements at Patient Care & Clinical Informatics. Equipment orders in North America grew by 8%, while order intake in markets outside of North America was flat. Emerging market equipment orders grew by 9% compared to Q4 2009. For the year, currency-comparable equipment orders grew by 9%, whereas 16% comparable growth was recorded in emerging market equipment order intake.

•	Nominal sales grew 10% compared with Q4 2009. Comparable sales were 2% higher year-on-year, with sales increases at Home Healthcare Solutions, Patient Care & Clinical Informatics and Customer Services. Imaging Systems sales were slightly lower than in Q4 2009 as a result of lower sales in the Latin America region. From a regional perspective, comparable sales in North America were in line with Q4 2009, while in markets outside North America sales grew by 2%. Emerging market sales grew by 8%, with notably better sales in China and at Customer Services.

•	EBITA increased by EUR 70 million year-on-year to EUR 522 million, or 19.8% of sales. Excluding restructuring and acquisition-related charges, EBITA amounted to EUR 518 million, or 19.6% of sales, compared to EUR 479 million, or 19.9% of sales, in Q4 2009. The EBITA improvement was driven by higher sales as well as service productivity improvements across our businesses.
Quarterly report   7

•	Net operating capital increased by EUR 474 million to EUR 8.9 billion. Excluding a EUR 713 million currency impact, net operating capital decreased by EUR 239 million.
Looking ahead
•	In January 2011, Philips announced a strengthening of its leadership position in home healthcare with the acquisition of the main business of medSage Technologies LLC, a leading provider of patient interaction and management applications for home care providers.
8   Quarterly report

Consumer Lifestyle
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2009	2010

Sales	2,903	2,687
of which Television	1,085	906
Sales growth
% nominal	(3)	(7)
% comparable	1	(11)
Sales growth excl. Television
% nominal	(2)	(2)
% comparable	(3)	(6)
EBITA	266	151
of which Television	29	(67)
as a % of sales	9.2	5.6
EBIT	260	137
of which Television	29	(69)
as a % of sales	9.0	5.1
Net operating capital (NOC)	625	911
of which Television	(386)	(299)
Number of employees (FTEs)	18,389	17,706
of which Television	4,766	3,613
Sales
in millions of euros
EBITA
Business highlights
•	Philips completed the implementation of its brand license agreement with display solution provider TPV to license its TV activities in China.

•	Philips announced that it would be moving its Domestic Appliances business group to Shanghai and stepping up investments in China in local business creation and marketing capabilities to better capture growth in China and the rest of Asia.

•	The Philips Econova LED TV, Europe’s greenest LED TV, will be one of the first televisions to receive a green A+ classification at the launch of European energy labels for TVs early this year.

•	Following positive market feedback, Philips accelerated the roll-out of the airfryer, now available in the Benelux, UK and Germany. This innovative kitchen appliance, which creates meals with up to 80% less fat, will be further rolled out in other markets around the world.
Financial performance
•	Philips substantially increased its advertising and promotion spending to drive growth, in particular in its Health & Wellness and Personal Care businesses, resulting in high single-digit growth in these businesses. Focus products included the recently launched SensoTouch 3D electric shaver, the Sonicare toothbrush and the Lumea hair removal system.

•	This sales growth was more than offset by declines in other businesses. Excluding Television, comparable sales declined 6%, impacted by a different seasonality in license revenue and lower sales at Audio & Video Multimedia and Accessories.

•	Television sales were down EUR 179 million in challenging market circumstances, with strong promotion and price competition as well as declining sales in China following a delay in the implementation of the brand license agreement.

•	EBITA was EUR 115 million below Q4 2009, mainly impacted by lower earnings at Television, revenue decline and a different seasonality in license income, resulting in EUR 31 million lower license income compared to last year.

•	Net operating capital increased year-on-year, attributable to Television and an increase in assets following the acquisition of Discus Holdings.
Quarterly report   9

Looking ahead
•	Philips Sonicare will unveil innovations in oral healthcare at the world’s largest dental trade show, the International Dental Show, in Cologne, Germany.

•	License revenues in the first quarter are expected to be around EUR 50 million below Q1 2010.

•	Actions to reduce TV inventories in the channel are expected to be completed in Q1 2011.
10   Quarterly report

Lighting
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2009	2010

Sales	1,846	1,975
Sales growth
% nominal	(5)	7
% comparable	—	—
EBITA	82	198
as a % of sales	4.4	10.0
EBIT	41	156
as a % of sales	2.2	7.9
Net operating capital (NOC)	5,104	5,561
Number of employees (FTEs)	51,653	53,888
Sales
in millions of euros
EBITA
Business highlights
•	Philips expanded its global leadership position in professional lighting entertainment solutions with the acquisition of NCW Holdings Ltd in China, a leading provider of LED and conventional entertainment lighting and lighting controls.

•	Philips quadrupled LED Lamps sales in Asia compared to Q4 2009, supported by an increase in branded lighting shops in the region to over 200 in China alone, and the launch of a range of energy-efficient professional LED solutions.

•	In Spain, Philips innovations in LED outdoor lighting enhanced the monuments of Valladolid and reduced the city’s energy bill by 60%, while its MasterLED indoor lighting solution reduced the energy bill of luxury Hotel Botanico in Tenerife by over 60%.

•	Philips installed the world’s first intelligent street lighting system, LumiMotion, in partnership with the city of Lyon. This innovative motion sensor-based system provides light for pedestrians only when required and will be launched in the European market in Q1 2011.

•	Philips’ LED replacement solution for traditional 60-watt bulbs was selected as the best LED replacement lamp of 2010 by the American Lighting Association (ALA), the Consortium for Energy Efficiency (CEE) and the US Department of Energy (DOE).
Financial performance
•	Nominal sales grew 7% compared with Q4 2009. Comparable sales were in line with Q4 2009; robust sales growth in LED and Lighting Systems & Controls was offset by a sales decline in our consumer businesses. From a geographic perspective, sales growth in North America and emerging markets, India in particular, was offset by a sales decline in Western Europe.

•	LED-based sales grew 37% compared to Q4 2009, representing 14% of total Lighting sales.

•	EBITA more than doubled to EUR 198 million. Excluding restructuring and acquisition-related charges of EUR 34 million (Q4 2009: EUR 103 million), EBITA amounted to EUR 232 million, or 11.7% of sales. The substantial year-on-year EBITA improvement was largely driven by a favorable product mix and ongoing cost management.

•	Net operating capital increased by EUR 457 million to EUR 5,561 million, mainly due to currency impact and an increase in working capital.
Quarterly report   11

Looking ahead
•	In January 2011, Philips has acquired North America-based Optimum Lighting LLC, a company specialized in customized energy-efficient lighting solutions for the office, industry and retail segments. This acquisition strengthens our global leadership position in professional luminaires.
12   Quarterly report

Group Management & Services
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2009	2010

Sales	109	88
Sales growth
% nominal	(14)	(19)
% comparable	(11)	(20)
EBITA Corporate Technologies	(34)	(25)
EBITA Corporate & Regional Costs	(65)	(44)
EBITA Pensions	51	91
EBITA Service Units and Other	(90)	(20)

EBITA	(138)	2
EBIT	(138)	3
Net operating capital (NOC)	(1,514)	(3,309)
Number of employees (FTEs)	11,586	11,928
Sales
in millions of euros
EBITA
in millions of euros
Business highlights
•	Philips announced its intention to sell a majority stake in Assembléon to H2 Equity Partners, an independent private equity firm.

•	Philips, together with Panasonic, Sony and TDK, has been honored with the 62nd annual Technology & Engineering Emmy Award of the National Academy for Television Arts & Sciences for its contribution to the development of the Blu-ray Disc system.

•	The Dutch Association of Investors for Sustainable Development (known as VBDO) has again awarded Philips its Responsible Supply Chain Management Benchmark, ranking the company highest among the 40 large publicly listed Dutch companies benchmarked.
Financial performance
•	Sales declined from EUR 109 million in Q4 2009 to EUR 88 million, largely due to lower license revenue.

•	EBITA amounted to EUR 2 million (income), a EUR 140 million improvement year-on-year.

•	EBITA was favorably impacted by a EUR 83 million pension plan change, partly offset by EUR 5 million restructuring charges. Excluding these items, EBITA amounted to an expense of EUR 76 million.

•	In Q4 2009, EBITA included the favorable impact of a EUR 44 million release of a postretirement benefit provision, offset by EUR 46 million of asset write-offs, including EUR 26 million for Corporate Investments. In Q4 2009 earnings also included EUR 36 million restructuring charges, mainly at Corporate Investments, Research and Design.
Looking ahead
•	The cost level of Group Management & Services is expected to be around EUR 280 million for the full year 2011.

•	Philips will receive a total of 28 prestigious iF product design awards in 2011, of which 15 are for Consumer Lifestyle and 9 for Lighting.

•	A total of eight Philips projects, including the Philips Annual Report 2009, will receive a “Good Design 2010” award, organized by The Chicago Athenaeum Museum of Architecture and Design and The European Centre for Architecture Art Design and Urban Studies.
Quarterly report   13

Outlook
2011 will be a year of progress on the way to achieving our Vision 2015 objectives. Our strong order book provides confidence in our Healthcare business for the year ahead. We see the first leading indicators of positive momentum in construction markets, which is expected to benefit Lighting sales in the latter half of 2011, supported by the increased adoption of LED products. We expect emerging markets to continue to support growth in all three sectors while consumer sentiment in mature markets remains subdued. We will continue our initiatives to ignite growth in Consumer Lifestyle.
Amsterdam, January 24, 2011
Board of Management
14   Quarterly report

Full-year highlights
The year 2010
•	Sales for the full year 2010 amounted to EUR 25.4 billion, or 10% nominal growth. Excluding favorable currency impact and portfolio changes, comparable sales grew 4%, mainly driven by Lighting (+9%) and Healthcare (+4%).

•	Comparable growth was mainly attributable to emerging markets (+12%) — mature markets saw modest 1% growth.

•	EBITA (EUR 2,552 million, or 10.0% of sales) increased by EUR 1,502 million compared to 2009, driven by all sectors, notably Lighting (+ EUR 724 million) and Healthcare (+ EUR 338 million).

•	Excluding restructuring and acquisition-related charges and pension provision releases of EUR 114 million, EBITA was EUR 2,666 million, or 10.5% of sales, compared to EUR 1,474 million, or 6.4% of sales, in 2009.

•	EBIT improved to EUR 2,065 million, an increase of EUR 1,451 million, largely driven by higher operational earnings across all sectors.

•	Net income improved to EUR 1,452 million, an increase of EUR 1,028 million, largely driven by higher earnings in all sectors.

•	Cash flows from operating activities improved from EUR 1,545 million in 2009 to EUR 2,156 million.
Net income
in millions of euros unless otherwise stated

	January-December
	2009	2010

Sales	23,189	25,419
Sales growth
% nominal	(12)	10
% comparable	(11)	4
EBITA	1,050	2,552
as a % of sales	4.5	10.0
EBIT	614	2,065
as a % of sales	2.6	8.1
Financial income and expenses	(166)	(122)
Income taxes	(100)	(509)
Results investments in associates	76	18
Net income	424	1,452

Net income — shareholders per common share (in euros) — basic	0.44	1.54
Performance of the Group
•	Sales for the full year 2010 amounted to EUR 25.4 billion, or 10% nominal growth. Excluding favorable currency impact and portfolio changes, comparable sales grew 4%. Sales growth was driven by Lighting (9%) and Healthcare (4%), tempered by 1% growth at Consumer Lifestyle. Comparable growth was mainly attributable to emerging markets (+12%), while mature markets saw modest 1% growth.

•	EBITA (EUR 2,552 million, or 10.0% of sales) increased by EUR 1,502 million compared to 2009, driven by all sectors, notably Lighting (EUR 724 million higher) and Healthcare (EUR 338 million higher). EBITA improvement was attributable to higher sales, improved gross margin and EUR 318 million lower restructuring and acquisition-related charges.

•	Excluding restructuring and acquisition-related charges and pension provision releases of EUR 114 million, EBITA was EUR 2,666 million, or 10.5% of sales, compared to EUR 1,474 million, or 6.4% of sales, in 2009.

•	EBIT amounted to EUR 2,065 million, an improvement of EUR 1,451 million, largely driven by higher operational earnings across all sectors.

•	Financial income and expenses showed a net financial expense of EUR 122 million, EUR 44 million lower year- on-year, mainly driven by lower interest expenses and 2010’s favorable impact of the gain on the sale of the remaining stake in NXP. This was partly offset by the gain on sale and dividend income from LG Display in 2009’s result.

•	Tax charges were EUR 409 million higher than in 2009, mainly attributable to higher earnings in 2010 and the net tax benefit related to the recognition of a deferred tax asset for Lumileds in 2009, partly offset by the release of tax provisions in 2010.

•	Results from investments in associates were EUR 58 million lower than in 2009, especially due to gains in 2009 related to the reversal of impairments which were initially recognized in 2008.

•	Cash flows from operating activities improved from EUR 1,545 million in 2009 to EUR 2,156 million, mainly due to higher cash earnings, and asbestos payments in 2009, partly offset by higher working capital requirements.

•	Net operating capital decreased by EUR 578 million compared to the 2009 level, largely as a result of lower pension assets and lower working capital.
Quarterly report   15

Proposed distribution
Proposed distribution to shareholders
A proposal will be submitted to the General Meeting of Shareholders to pay a dividend of EUR 0.75 per common share (up to EUR 710 million), in cash or shares at the option of the shareholder, against the net income for 2010. Further details will be given in the agenda for the General Meeting of Shareholders, which will be published on February 17, 2011.
16   Quarterly report

Consolidated statements of income
all amounts in millions of euros unless otherwise stated

	4th quarter		January to December
	2009	2010	2009	2010

Sales	7,263	7,392	23,189	25,419
Cost of sales	(4,555)	(4,640)	(15,110)	(15,873)

Gross margin	2,708	2,752	8,079	9,546

Selling expenses	(1,495)	(1,470)	(5,159)	(5,246)
General and administrative expenses	(200)	(146)	(734)	(735)
Research and development expenses	(468)	(411)	(1,631)	(1,576)
Other business income	24	44	97	100
Other business expenses	(14)	(14)	(38)	(24)

Income from operations	555	755	614	2,065

Financial income	17	13	225	214
Financial expenses	(95)	(76)	(391)	(336)

Income before taxes	477	692	448	1,943

Income taxes	(230)	(224)	(100)	(509)

Income after taxes	247	468	348	1,434

Results relating to investments in associates	13	(3)	76	18

Net income	260	465	424	1,452

Attribution of net income
Net income attributable to shareholders	251	463	410	1,446
Net income attributable to non-controlling interests	9	2	14	6

Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	926,922	946,284	925,481	939,861
- diluted	933,261	952,937	929,037	947,725

Net income attributable to shareholders
per common share in euros:
- basic	0.27	0.49	0.44	1.54
- diluted	0.27	0.49	0.44	1.53

Ratios
Gross margin as a % of sales	37.3	37.2	34.8	37.6
Selling expenses as a % of sales	(20.6)	(19.9)	(22.2)	(20.6)
G&A expenses as a % of sales	(2.8)	(2.0)	(3.2)	(2.9)
R&D expenses as a % of sales	(6.4)	(5.6)	(7.0)	(6.2)

EBIT	555	755	614	2,065
as a % of sales	7.6	10.2	2.6	8.1

EBITA	662	873	1,050	2,552
as a % of sales	9.1	11.8	4.5	10.0
Quarterly report   17

Consolidated balance sheets
in millions of euros unless otherwise stated

	December 31, 2009	December 31, 2010

Non-current assets:
Property, plant and equipment	3,252	3,265
Goodwill	7,362	8,035
Intangible assets excluding goodwill	4,161	4,198
Non-current receivables	85	88
Investments in associates	281	181
Other non-current financial assets	691	479
Deferred tax assets	1,243	1,351
Other non-current assets	1,543	75

Total non-current assets	18,618	17,672

Current assets:
Inventories	2,913	3,865
Other current financial assets	191	5
Other current assets	334	348
Derivative financial assets	102	112
Income tax receivable	81	79
Receivables	3,902	4,355
Cash and cash equivalents	4,386	5,833

Total current assets	11,909	14,597

Total assets	30,527	32,269

Shareholders’ equity	14,595	15,046
Non-controlling interests	49	46

Group equity	14,644	15,092

Non-current liabilities:
Long-term debt	3,640	2,818
Long-term provisions	1,734	1,716
Deferred tax liabilities	530	171
Other non-current liabilities	1,929	1,714

Total non-current liabilities	7,833	6,419

Current liabilities:
Short-term debt	627	1,840
Derivative financial liabilities	276	564
Income tax payable	118	291
Accounts and notes payable	2,870	3,691
Accrued liabilities	2,740	2,995
Short-term provisions	716	623
Other current liabilities	703	754

Total current liabilities	8,050	10,758

Total liabilities and group equity	30,527	32,269

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	927,457	946,506

Ratios
Shareholders’ equity per common share in euros	15.74	15.90
Inventories as a % of sales	12.6	15.2
Net debt : group equity	(1):101	(8):108
Net operating capital	12,649	12,071
Employees at end of period	115,924	119,001
18   Quarterly report

Consolidated statements of cash flows
all amounts in millions of euros

	4th quarter		January to December
	2009	2010	2009	2010

Cash flows from operating activities:
Net income	260	465	424	1,452
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	429	381	1,469	1,422
Impairment of other non-current financial assets and (reversal of) impairment of investments in associates	6	(1)	2	5
Net gain on sale of assets	(13)	(24)	(140)	(211)
(Income) loss from investments in associates	(12)	3	(23)	(18)
Dividends received from investments in associates	1	5	35	19
Dividends paid to non-controlling interests	(2)	(3)	(4)	(4)
Decrease in working capital:	606	671	704	16
Decrease (increase) in receivables and other current assets	365	(87)	496	(194)
Decrease (increase) in inventories	540	367	687	(705)
(Decrease) increase in accounts payable, accrued and other liabilities	(299)	391	(479)	915
Increase (decrease) in non-current receivables/other assets/other liabilities	150	27	(363)	(291)
Decrease in provisions	(513)	(64)	(612)	(237)
Other items	23	98	53	3

Net cash provided by operating activities	935	1,558	1,545	2,156

Cash flows from investing activities:
Purchase of intangible assets	(30)	(36)	(96)	(80)
Expenditures on development assets	(59)	(62)	(188)	(219)
Capital expenditures on property, plant and equipment	(151)	(176)	(524)	(653)
Proceeds from disposals of property, plant and equipment	31	52	126	129
Cash from (to) derivatives and securities	(1)	9	(39)	(25)
Purchase of other non-current financial assets	—	—	(6)	(16)
Proceeds from other non-current financial assets	20	86	718	268
Purchase of businesses, net of cash acquired	(13)	(170)	(294)	(223)
Proceeds from sale of interests in businesses	65	15	84	117

Net cash used for investing activities	(138)	(282)	(219)	(702)

Cash flows from financing activities:
(Decrease) increase in short-term debt	(148)	119	(201)	143
Principal payments on long-term debt	(16)	(21)	(51)	(79)
Proceeds from issuance of long-term debt	12	26	312	71
Treasury shares transactions	8	9	29	65
Dividend paid	—	—	(634)	(296)

Net cash provided by (used for) financing activities	(144)	133	(545)	(96)

Net increase (decrease) in cash and cash equivalents	653	1,409	781	1,358

Effect of change in exchange rates on cash positions	(1)	39	(15)	89
Cash and cash equivalents at beginning of period	3,734	4,385	3,620	4,386

Cash and cash equivalents at end of period	4,386	5,833	4,386	5,833

Ratio
Cash flows before financing activities	797	1,276	1,326	1,454

Net cash paid during the period for
Pensions	(107)	(132)	(422)	(474)
Interest	(32)	(10)	(244)	(226)
Income taxes	(25)	(13)	(197)	(206)
For a number of reasons, principally the effects of translation differences, certain items do not correspond to the differences between the balance sheet amounts for the respective items.
Quarterly report   19

Consolidated statements of changes in equity
in millions of euros
January to December 2010

	other reserves
		capital in				unrealized gain	changes in fair
		excess			currency	(loss) on	value of		treasury	total
	common	of par	retained	revaluation	translation	available-for-sale	cash flow		shares at	shareholders’	non-controlling	total
	shares	value	earnings	reserve	differences	financial assets	hedges	total	cost	equity	interests	equity

Balance as of December 31, 2009	194	—	15,947	102	(591)	120	10	(461)	(1,187)	14,595	49	14,644

Net income			1,446							1,446	6	1,452
Net current period change			(1,336)	(16)	530	180	(39)	671		(681)		(681)
Reclassifications into income					(4)	(161)	24	(141)		(141)		(141)

Total comprehensive income			110	(16)	526	19	(15)	530		624	6	630

Dividend distributed	3	343	(650)							(304)		(304)
Movement non-controlling interests											(9)	(9)
Re-issuance of treasury shares		(49)	9						111	71		71
Share-based compensation plans		55								55		55
Income tax share-based compensation plans		5								5		5

	3	354	(641)						111	(173)	(9)	(182)

Balance as of December 31, 2010	197	354	15,416	86	(65)	139	(5)	69	(1,076)	15,046	46	15,092
20   Quarterly report

Sectors
all amounts in millions of euros unless otherwise stated
Sales and income (loss) from operations

	4th quarter
			2009			2010
		income from operations			income from operations
	sales	amount	as a % of sales	sales	amount	as a % of sales

Healthcare	2,405	392	16.3	2,642	459	17.4
Consumer Lifestyle*	2,903	260	9.0	2,687	137	5.1
Lighting	1,846	41	2.2	1,975	156	7.9
Group Management & Services	109	(138)	(126.6)	88	3	3.4

	7,263	555	7.6	7,392	755	10.2

* of which Television	1,085	29	2.7	906	(69)	(7.6)
Sales and income (loss) from operations

	January to December
			2009			2010
		income from operations			income from operations
	sales	amount	as a % of sales	sales	amount	as a % of sales

Healthcare	7,839	591	7.5	8,601	922	10.7
Consumer Lifestyle*	8,467	321	3.8	8,906	595	6.7
Lighting	6,546	(16)	(0.2)	7,552	695	9.2
Group Management & Services	337	(282)	(83.7)	360	(147)	(40.8)

	23,189	614	2.6	25,419	2,065	8.1

* of which Television	3,122	(179)	(5.7)	3,155	(130)	(4.1)
Quarterly report   21

Sectors and main countries
in millions of euros
Sales and total assets

		sales		total assets
	January to December		December 31,	December 31,
	2009	2010	2009	2010

Healthcare	7,839	8,601	10,969	11,962
Consumer Lifestyle*	8,467	8,906	3,286	3,858
Lighting	6,546	7,552	6,748	7,379
Group Management & Services	337	360	9,524	9,070

	23,189	25,419	30,527	32,269

* of which Television	3,122	3,155	599	892
Sales and tangible and intangible assets

		sales	tangible and intangible assets1)
	January to December		December 31,	December 31,
	20092)	2010	20092)	2010

Netherlands	872	816	1,194	1,274
United States	6,130	6,459	9,513	10,032
Germany	1,969	2,003	288	282
China	1,715	1,976	369	446
France	1,501	1,457	111	100
Brazil	936	1,092	128	148
Japan	678	862	489	568
Other countries	9,388	10,754	2,683	2,648

	23,189	25,419	14,775	15,498

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill

2)	Revised to reflect an adjusted country allocation
22   Quarterly report

Pension costs
in millions of euros
Specification of pension costs

	4th quarter
			2009			2010
	Netherlands	other	total	Netherlands	other	total

Costs of defined-benefit plans (pensions)
Service cost	27	14	41	23	18	41
Interest cost on the defined-benefit obligation	133	99	232	130	105	235
Expected return on plan assets	(189)	(87)	(276)	(186)	(86)	(272)
Curtailment	—	(5)	(5)	—	(1)	(1)
Settlement	—	—	—	—	(6)	(6)
Prior service cost	—	(6)	(6)	—	(83)	(83)
Other	2	1	3	1	1	2

Net periodic cost (income)	(27)	16	(11)	(32)	(52)	(84)

Costs of defined-contribution plans	2	22	24	1	26	27

Costs of defined-benefit plans (retiree medical)
Service cost	—	1	1	—	1	1
Interest cost on the defined-benefit obligation	—	5	5	—	5	5
Prior service cost	—	(1)	(1)	—	—	—
Curtailment	—	(47)	(47)	—	(9)	(9)
Other	—	1	1	—	—	—

Net periodic cost	—	(41)	(41)	—	(3)	(3)
Specification of pension costs

	January to December
			2009			2010
	Netherlands	other	total	Netherlands	other	total

Costs of defined-benefit plans (pensions)
Service cost	107	75	182	92	77	169
Interest cost on the defined-benefit obligation	532	395	927	521	418	939
Expected return on plan assets	(758)	(343)	(1,101)	(743)	(344)	(1,087)
Curtailment	—	(5)	(5)	—	(1)	(1)
Settlement	—	—	—	—	(6)	(6)
Prior service cost	—	(3)	(3)	—	(119)	(119)
Other	2	1	3	1	1	2

Net periodic cost (income)	(117)	120	3	(129)	26	(103)

Costs of defined-contribution plans	8	99	107	7	111	118

Costs of defined-benefit plans (retiree medical)
Service cost	—	2	2	—	2	2
Interest cost on the defined-benefit obligation	—	32	32	—	20	20
Prior service cost	—	(1)	(1)	—	(2)	(2)
Curtailment	—	(134)	(134)	—	(9)	(9)
Other	—	1	1	—	—	—

Net periodic cost	—	(100)	(100)	—	11	11
Quarterly report   23

Reconciliation of non-GAAP performance measures
all amounts in millions of euros unless otherwise stated.
Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.
Sales growth composition (in %)

	4th quarter				January to December
			consolid-				consolid-
	comparable	currency	ation	nominal	comparable	currency	ation	nominal
	growth	effects	changes	growth	growth	effects	changes	growth

2010 versus 2009
Healthcare	1.5	8.7	(0.3)	9.9	3.9	6.0	(0.2)	9.7
Consumer Lifestyle	(10.9)	4.4	(0.9)	(7.4)	1.2	4.7	(0.7)	5.2
Lighting	(0.3)	6.9	0.4	7.0	8.7	6.0	0.7	15.4
GM&S	(20.4)	1.1	—	(19.3)	6.4	3.0	(2.6)	6.8

Philips Group	(4.1)	6.3	(0.4)	1.8	4.3	5.5	(0.2)	9.6
EBITA (or Adjusted income from operations) to Income from operations (or EBIT)

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	GM&S

January to December 2010
EBITA (or Adjusted income from operations)	2,552	1,186	639	869	(142)
Amortization of intangibles1)	(487)	(264)	(44)	(174)	(5)

Income from operations (or EBIT)	2,065	922	595	695	(147)

January to December 2009
EBITA (or Adjusted income from operations)	1,050	848	339	145	(282)
Amortization of intangibles1)	(436)	(257)	(18)	(161)	—

Income from operations (or EBIT)	614	591	321	(16)	(282)

1)	Excluding amortization of software and product development
Composition of net debt to group equity

	December 31,	December 31,
	2009	2010

Long-term debt	3,640	2,818
Short-term debt	627	1,840

Total debt	4,267	4,658
Cash and cash equivalents	4,386	5,833

Net debt (cash) (total debt less cash and cash equivalents)	(119)	(1,175)

Shareholders’ equity	14,595	15,046
Non-controlling interests	49	46

Group equity	14,644	15,092

Net debt and group equity	14,525	13,917

Net debt divided by net debt and group equity (in %)	(1)	(8)
Group equity divided by net debt and group equity (in %)	101	108
24   Quarterly report

Reconciliation of non-GAAP performance measures (continued)
all amounts in millions of euros
Net operating capital to total assets

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	GM&S

December 31, 2010
Net operating capital (NOC)	12,071	8,908	911	5,561	(3,309)
Exclude liabilities comprised in NOC:
- payables/liabilities	10,009	2,603	2,509	1,485	3,412
- intercompany accounts	—	54	95	68	(217)
- provisions	2,339	321	342	247	1,429
Include assets not comprised in NOC:
- investments in associates	181	76	1	18	86
- other current financial assets	6	—	—	—	6
- other non-current financial assets	479	—	—	—	479
- deferred tax assets	1,351	—	—	—	1,351
- cash and cash equivalents	5,833	—	—	—	5,833

Total assets	32,269	11,962	3,858	7,379	9,070

December 31, 2009
Net operating capital (NOC)	12,649	8,434	625	5,104	(1,514)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,636	2,115	2,155	1,247	3,119
- intercompany accounts	—	32	85	62	(179)
- provisions	2,450	317	420	324	1,389
Include assets not comprised in NOC:
- investments in associates	281	71	1	11	198
- other current financial assets	191	—	—	—	191
- other non-current financial assets	691	—	—	—	691
- deferred tax assets	1,243	—	—	—	1,243
- cash and cash equivalents	4,386	—	—	—	4,386

Total assets	30,527	10,969	3,286	6,748	9,524
Quarterly report   25

Reconciliation of non-GAAP performance measures (continued)
all amounts in millions of euros
Composition of cash flows

		4th quarter	January to December
	2009	2010	2009	2010

Cash flows provided by operating activities	935	1,558	1,545	2,156
Cash flows used for investing activities	(138)	(282)	(219)	(702)

Cash flows before financing activities	797	1,276	1,326	1,454

Cash flows provided by operating activities	935	1,558	1,545	2,156

Purchase of intangible assets	(30)	(36)	(96)	(80)
Expenditures on development assets	(59)	(62)	(188)	(219)
Capital expenditures on property, plant and equipment	(151)	(176)	(524)	(653)
Proceeds from property, plant and equipment	31	52	126	129

Net capital expenditures	(209)	(222)	(682)	(823)

Free cash flows	726	1,336	863	1,333
26   Quarterly report

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated

	2009				2010
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter

Sales	5,075	5,230	5,621	7,263	5,677	6,191	6,159	7,392
% increase	(15)	(19)	(11)	(5)	12	18	10	2

EBITA	(74)	118	344	662	504	527	648	873
as a % of sales	(1.5)	2.3	6.1	9.1	8.9	8.5	10.5	11.8

EBIT	(186)	8	237	555	389	404	517	755
as a % of sales	(3.7)	0.2	4.2	7.6	6.9	6.5	8.4	10.2

Net income (loss)	(57)	45	176	260	201	262	524	465

Net income (loss) — shareholders per common share in euros — basic	(0.06)	0.05	0.19	0.27	0.22	0.28	0.55	0.49

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December

Sales	5,075	10,305	15,926	23,189	5,677	11,868	18,027	25,419
% increase	(15)	(17)	(15)	(12)	12	15	13	10

EBITA	(74)	44	388	1,050	504	1,031	1,679	2,552
as a % of sales	(1.5)	0.4	2.4	4.5	8.9	8.7	9.3	10.0

EBIT	(186)	(178)	59	614	389	793	1,310	2,065
as a % of sales	(3.7)	(1.7)	0.4	2.6	6.9	6.7	7.3	8.1

Net income (loss)	(57)	(12)	164	424	201	463	987	1,452

Net income (loss) — shareholders per common share in euros — basic	(0.06)	(0.02)	0.17	0.44	0.22	0.49	1.05	1.54

Net income (loss) from continuing operations as a % of shareholders’ equity	(1.6)	(0.2)	1.5	2.7	5.9	6.7	9.3	9.6

	period ended 2009				period ended 2010

Inventories as a % of sales	13.6	13.7	14.5	12.6	13.9	15.9	16.4	15.2

Net debt : group equity ratio	3:97	6:94	4:96	(1):101	1:99	2:98	1:99	(8):108

Total employees (in thousands)	116	116	118	116	116	117	118	119
Information also available on Internet, address:
www.philips.com/investorrelations
Quarterly report 27

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